WRITER'S DIRECT DIAL:	(717) 909-1827
WRITER'S DIRECT E-MAIL:	kaunas@shumakerwilliams.com

October 11, 2005

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
450 Fifth Street, NW
Washington, DC 20549

  RE:
  Mid Penn Bancorp, Inc.
  Form S-3 (File No. 333-39341)
  Our File No. 775-95(2)

To Whom It May Concern:

        On October 7, 2005, Mid Penn Bancorp, Inc. (the "Corporation") filed an amendment to the Corporation's Form S-3 related to its Dividend Reinvestment and Stock Purchase Plan. The Corporation is withdrawing the amendment and intends to file a new registration statement that would be effective immediately.

        Please contact me at 717-909-1827 with any questions or comments. Thank you in advance for your time in this matter.

Regards,
By Amy Kaunas
cc:
Alan W. Dakey
Mid Penn Bancorp, Inc.

Nicholas Bybel, Jr., Esquire
Shumaker Williams, P.C.